As filed with the Securities and Exchange Commission on May 20, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION
14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

SCHUFF INTERNATIONAL, INC.
(Name of Subject Company (Issuer))

SCHUFF ACQUISITION CORP.
DAVID A. SCHUFF
SCOTT A. SCHUFF
SCHUFF FAMILY TRUST
SCOTT A. SCHUFF FAMILY TRUST
SCOTT A. SCHUFF IRREVOCABLE TRUST
SCHUFF IRREVOCABLE TRUST
19TH AVENUE/BUCHANAN LIMITED PARTNERSHIP

(Names of Filing Persons, each an offeror))

Common Stock, par value $.001 per share
(Title of Class of Securities)
808156103
(CUSIP Number of Class of Securities)

Scott A. Schuff
President
Schuff Acquisition Corp.
1841 West Buchanan Street
Phoenix, Arizona 85007
(602) 452-4497
(name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Robert S. Kant, Esq.
Scott K. Weiss, Esq.
Greenberg Traurig, LLP
2375 E. Camelback Road, Suite 700
Phoenix, Arizona 85016
(602) 445-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$4,694,121	$595

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 2,040,922 shares of common stock, par value $.001 per share, at the increased tender offer price of $2.30 per share in cash.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $595

Filing Party: Schuff Acquisition Corp.

Form or Registration No.: Schedule TO (Amendment No. 2)

Date Filed: May 14, 2004

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12. Exhibits.
SIGNATURES
EXHIBIT INDEX
ITEM 12. Exhibits.
SC TO-T/A
Ex-(A)(5)(2)

     This Amendment No. 3 to the Tender Offer Statement on Schedule TO is being filed by Schuff Acquisition Corp., an Arizona corporation (“SAC”) to be wholly owned by David A. Schuff, Scott A. Schuff, and their affiliates named herein and amends and supplements (a) the Tender Offer Statement initially filed with the Securities and Exchange Commission (“SEC”) on April 30, 2004 (“Initial Schedule TO”) and as amended and supplemented by Amendment No. 1 to Schedule TO filed with the SEC on May 10, 2004 and Amendment No. 2 to Schedule TO and Schedule 13E-3 Transaction Statement filed with the SEC on May 14, 2004 (the “Second Amended Schedule TO”); and (b) the Schedule 13E-3 Transaction Statement filed under cover of Schedule TO initially filed with the SEC on May 11, 2004 and as amended and supplemented by Amendment No. 1 to the Schedule 13E-3 Transaction Statement filed under cover of Schedule TO filed with the SEC on May 11, 2004. Unless the context otherwise requires, all references to SAC mean SAC, David A. Schuff, Scott A. Schuff, the Schuff Family Trust, the Scott A. Schuff Family Trust, the Scott A. Schuff Irrevocable Trust, the Schuff Irrevocable Trust, and 19th Avenue/Buchanan Limited Partnership, an Arizona limited partnership. This Schedule TO relates to the Offer by SAC to purchase all of the outstanding shares of the common stock, par value $0.001 per share (the “Shares”), of Schuff International, Inc., a Delaware corporation, at an amended purchase price of $2.30 per share, net to the seller in cash. The offer is set forth in the Supplement to the Offer to Purchase dated May 14, 2004 (the “Supplement”), a copy of which is attached as Exhibit (a)(1)(I) to the Second Amended Schedule TO, the Offer to Purchase dated April 30, 2004 (the “Offer to Purchase”), as amended, and in the related revised Letter of Transmittal attached as Exhibit (a)(1)(J) to the Second Amended Schedule TO, (which, together with the Supplement and Offer to Purchase, and any amendments or supplements hereto or thereto, collectively constitute the Offer). Copies of the Offer to Purchase and the original Letter of Transmittal were attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Initial Schedule TO.

     The information in the Offer to Purchase, including all schedules and exhibits thereto, is hereby expressly incorporated by reference in response to all items of this Schedule TO, except as otherwise set forth below.

SPECIAL FACTORS

     The third bullet point under “Special Factors – SAC’s Determination of the Offer Price” is amended and restated to read as follows:

•	“Schuff International’s historical results of operations, which are disclosed in Schuff International’s periodic reports filed with the SEC, and anticipated results of operations, which are disclosed under “Special Factors – Schuff International Financial Projections.”

     The second full paragraph under the section entitled, “Special Factors – SAC’s Position Regarding the Fairness of the Offer and the Merger” shall be amended to add a fourth bullet point, which shall read as follows:

•	“Recent projects awarded to Schuff International, such as (a) providing steel construction services for a major hotel-casino project in Las Vegas; (b) fabrication of a 12-story tower and general plant in San Diego; and (c) fabrication of a 10-story tower, auditorium, and bridge to a garage in San Diego. SAC believes that although these projects have the potential to generate significant revenue for Schuff International in 2004, 2005, and 2006, because these projects are in their very early stages, it is difficult for SAC to predict whether the projects ultimately will be profitable for Schuff International. In addition, SAC believes that these projects pose a higher risk for the business of Schuff International in that one or two customers will represent a higher concentration of the business, rather than several customers representing a diverse base of Schuff International’s business that would mitigate such risk.”

     A new paragraph shall be added as the second-to-last paragraph in the section entitled, “Special Factors – SAC’s Position Regarding the Fairness of the Offer and the Merger” and shall read as follows:

     “SAC believes the transaction is fair despite the fact that SAC did not seek (a) approval by a majority of the independent directors of Schuff International; (b) to negotiate the terms of the transaction with an unaffiliated representative retained by a special committee of the board of directors of Schuff International acting solely on behalf of unaffiliated stockholders; and (c) to assure that a special committee of the board of directors of Schuff International retained a financial advisor to obtain a fairness opinion on the transaction. SAC believes that the observation of the factors set forth above supporting its views as to the fairness of the Offer and the Merger negate any potential control by SAC that may be exerted over the Schuff International board and minority stockholders. In addition, notwithstanding that SAC did not seek the procedural safeguards described above, stockholders of Schuff International nevertheless will receive certain benefits of these procedural safeguards initiated by the board of directors of Schuff International, as described further in the Solicitation/Recommendation Statement of Schuff International filed with the SEC on May 14, 2004.”

THE TENDER OFFER

     The following sentence shall be added as the last sentence of the section entitled “The Tender Offer – Procedures for Tendering Shares – Appointment of Proxies,” and shall read as follows:

“This right is designed to prevent stockholders from attempting to tender their Shares without the attendant voting rights, thereby tendering securities to SAC that do not contain the full rights designated to such class. SAC is not aware of any stockholders that are not entitled to vote at any annual, special, or adjourned meeting of the stockholders of Schuff International.”

     The second paragraph of the section entitled “The Tender Offer – Certain Effects of the Offer” shall be amended and supplemented as follows:

“The following table sets forth the effects that the transaction would have on each of the interests of David A. Schuff, Scott A. Schuff, and the other stockholders of Schuff International in the beneficial ownership, net book value, and net earnings of Schuff International for the periods indicated, (a) before the transaction; and (b) as adjusted assuming that the Offer and the Merger had been completed. The table sets forth the beneficial ownership of David A. Schuff and Scott A. Schuff, after considering the voting and dispositive control of the shares of SAC through various stockholder trusts.

SCHUFF INTERNATIONAL, INC.
ANALYSIS OF BENEFICIAL OWNERSHIP BEFORE AND AFTER PRIVATIZATION

		December 31, 2003		March 31, 2004
Beneficial Owner	Percent	Net Loss	Net Book Value	Net Income	Net Book Value
David A. Schuff	36.1%	$(2,162,390)	$3,424,085	$138,263	$3,575,344
Scott A. Schuff	35.0%	(2,096,500)	3,319,750	134,050	3,466,400
Minority (public) stockholders	28.9%	(1,731,110)	2,741,165	110,687	2,862,256

	100.0%	$(5,990,000)	$9,485,000	$383,000	$9,904,000

		December 31, 2003		March 31, 2004
Beneficial Owner	Percent	Net Loss	Net Book Value	Net Income	Net Book Value
David A. Schuff	49.6%	$(2,971,040)	$4,704,560	$189,968	$4,912,384
Scott A. Schuff	50.4%	(3,018,960)	4,780,440	193,032	4,991,616
Minority (public) stockholders	—	—	—	—	—

	100.0%	$(5,990,000)	$9,485,000	$383,000	$9,904,000

ITEM 12. Exhibits.

(a)(5)(2) Form of Summary Advertisement of Increased Offer Price

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

SCHUFF ACQUISITION CORP.

By:	/s/ Scott A. Schuff

Name: Scott A. Schuff
Title: President
Date: May 20, 2004

EXHIBIT INDEX

ITEM 12. Exhibits.

(a)(5)(2) Form of Summary Advertisement of Increased Offer Price